Exhibit 99.14
Oct 19, 2005 Media Interviews on the Financial Performance of Wipro Limited for the
quarter ended September 30, 2005
Newspaper Deccan Chronicle
Interviewee: Sudip Banerjee, President, Enterprise Solutions SBU, Wipro Limited
Shaukat
Hello, this is Shaukat from Deccan Chronicle, Hyderabad.
So we were talking about results sir.
Sudip Banerjee
Yes.
Shaukat
Your income from IT services seems to have declined a little bit, what could be the reason for this?
Sudip Banerjee
Income from IT services?
Shaukat
Yeah, services.
Sudip Banerjee
No, you mean, global IT services...
Shaukat
An increase of 26%, but in terms of I think margins it was a little less...
Sudip Banerjee
No, our margins expanded by 40 basis points during the quarter..
Shaukat
Okay. And what is the outlook going forward.
Sudip Banerjee
Outlook we have given in terms of revenue. Last quarter we had guided 422, delivered 430.7. This quarter we have guided for 463 million.
Shaukat

463 million, or 4.63 billion?
Sudip Banerjee
No, 463 million US dollar.
Shaukat
Okay, US dollars.
Sudip Banerjee
That is right. So what we performed this quarter is 430.7 million dollars and the guidance for October-November-December is 463 million US dollars which is a 7.5% increase.
Shaukat
And let us talk a bit about your BPO operations, how have they performed?
Sudip Banerjee
Well, you know, we had a margin expansion in BPO operations by about 400 basis points during the quarter, although we did not have a revenue increase, and we mentioned in our last quarter that the business is in a state of transformation from voice based to transaction processing, so you know, the expansion in our margin and the kind of new contracts that we have won, the two new contracts that we won, they are both in line with our expectations.
Shaukat
Okay. But some analysts have raised concerns about the margins in the third quarter, because of increase in offshore employee salaries, average of 12%...
Sudip Banerjee
What you have to see is the offshore increase is coming in from November 1, not October, November 1, and 12% increase of the offshore component, so offshore component is about 18% of total. So typically that would mean about depression in margin by 1.5%. So what we have said is that, that is the negative side. On the plus side, we have got levers like operating efficiency, onsite/offshore rate, as well as better utilization. So based on these we expect to have a stable margin, or to have margins move in a very narrow range.
Shaukat
Okay. But your BPO business reported flat revenues, isn’t it?
Sudip Banerjee
That is right. Revenues were flat, but it had tremendous expansion in the margins, about 400 basis points.
Shaukat
Okay. So you are transitioning to from voice based to more value added services?

Sudip Banerjee
Yes, more transaction processing services....
Shaukat
So, voice based will not be such a major business right now then?
Sudip Banerjee
The growth will be more in transaction process business.
Shaukat
Okay. And going forward, how many people do you expect to add during this year?
Sudip Banerjee
Sorry..
Shaukat
In terms of people, you have hired 4575 in the second quarter, what is the outlook for the next two quarters?
Sudip Banerjee
You know, we don’t give people outlook in terms of hiring, and we only give a revenue guidance. So our revenue guidance is the number that you have to go by. So we will hire people to a plan to make sure that the revenue guidance is met.
Shaukat
But the heavy recruitment seems to have impacted on your employee utilization, isn’t it?
Sudip Banerjee
In the second quarter, most of our campus joinees come into the system, and, because you know, that is a separate cycle. So, people pass out typically around this year and you make those offers almost one year in advance, so typically during July-August-September you always have a huge people intake. So that is what has happened in the quarter two. So, what we are saying is that at the end of quarter three, we hope to have a revenue of 463 million and much of the hiring that we have done we expect to be on reasonably similar utilization. So much of the people will actually get billed out.
Shaukat
Okay. So they will be put to good use?
Sudip Banerjee
Yeah, they will be put to good use.

Shaukat
But 2% is nothing to worry about?
Sudip Banerjee
No, it is nothing to worry about.
Shaukat
Okay. So I think that is about wraps it up and Mr. Majumdar, thank you very much.
Sudip Banerjee
I am Sudip Banerjee.
Shaukat
Oh! okay. I thought you were Mr. Majumdar...
Sudip Banerjee
No, I am Sudip Banerjee, President of Enterprise Solutions.
Shaukat
Banerjee.
Sudip Banerjee
Banerjee.
Shaukat
Okay. Thank you Mr. Banerjee. Have a nice day sir.
Sudip Banerjee
Thank you, bye.